

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2012

<u>Via E-mail</u>
Thomas Georgens
Chief Executive Officer and President
NetApp, Inc.
495 East Java Drive
Sunnyvale, California 94089

> **Re: NetApp, Inc.**
> **Form 10-K for the Fiscal Year Ended April 29, 2011**
> **Filed June 23, 2011**
> **File No. 0-27130**
> **Response Letter Dated April 23, 2012**

Dear Mr. Georgens:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You state in response to comment 1 in our letter dated December 15, 2011 that so far you have found no evidence that you or any of your subsidiaries directly exported products to Syria. Please tell us whether you, including any of your subsidiaries, have indirectly exported products to Syria. Provide us with information about any transactions to which you were a party if, as a direct or indirect result of such transactions, your products were delivered into Syria. For example, tell us whether, to your knowledge, understanding or belief, products you sold to a third party vendor have been delivered into Syria and, if so, when you sold the products to the third party vendor. Tell us whether, to your knowledge, understanding or belief, the products were resold to one or more additional vendors before the products were delivered into Syria, and whether you were involved in any such vendor resale transactions. Tell us whether you had any knowledge of, or reason to know, the final destination or end-users of the products. Tell us also whether any contract to which you were a party underlying the vendor resale transaction(s) prohibited resale or provision of the products into U.S.-designated state sponsors of terrorism.

2. You state in response to comment 3 in our letter dated December 15, 2011 that certain of your products are controlled items included in the Commerce Control List. If it appears to you that any of your products have been delivered into Syria, please tell us whether those products or their components are controlled items included in the Commerce Control List and, if so, describe any potential military uses of those products or components.

3. You state in response to comment 5 in our letter dated December 15, 2011 that you have notified OFAC and BIS regarding media reports that your products may have been shipped to Syria. In your response to comment 6 you include the text of your related risk factor. Please represent to us that in future filings in which you include the related risk factor you will disclose material developments in any current or future OFAC and/or BIS proceedings regarding this and any associated matters.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance